Ournett Holdings, Inc.
 500 Fifth Avenue, Suite 1420
 New York, NY 10110

January 2, 2014

Via Edgar
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
Ournett Holdings, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed November 19, 2013
File No. 333-192415

Ms. Spirgel:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated December 11, 2013 (the “Comment Letter”) relating to the Form S-1 filed November 19, 2013, (the “Form S-1”), of Ournett Holdings, Inc. (“Ournett” or the “Company”).  We have made revisions to the Form S-1 in response to the Comment Letter.  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.  Please prominently disclose your shell company status throughout the prospectus, including on the prospectus cover page and in the prospectus summary and plan of distribution. Also revise your disclosure throughout your prospectus, including your risk factors, to highlight the illiquidity of your stock due to your shell company status, particularly the resale limitations of Rule 144(i).

Response

We disagree with your assessment that the Company is a shell. The Company is not a shell company as defined under Rule 144(i).  Rule 144(i) describes a shell company as a company with no or nominal operations or no or nominal assets.  However, as discussed in Footnote 172 of SEC Release No. 33-8869, “Rule 144(i)(1)(i) is not intended to capture a startup company, or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having no or nominal operations.”

The Company has a very specific business purpose and a bona fide plan of operations which involves the developing an e-commerce marketplace that connects merchants to consumers by offering primarily goods at a discount.  We are a start-up company pursuing an actual business as evidenced by the efforts of our officers and directors in procuring outside investment in the Company, developing and pursuing our business model and developing our website.

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Although Ournett was recently formed and has a limited assets base, the Company’s employees have contributed a significant amount of time and energy  in developing the e-commerce website and potential sales leads.  Initially, we were focused on forming out company and other administrative matters.  However, we then transitioned into web design, engaged software developers and other service providers.  Our website is located at www.ournett.com.

In connection with the development of our platform, we are presently addressing three areas – (1) design, (2) development and 3D APPS and computer programming – APPS and service.  In addition to our technical staff and consultants, we have contracted an artist and musician in connection with the development of our web site. Collectively, we have logged approximately 3,300 hours into the development of our web site.  Our work has been focused on design, programming of our site including animation, APPS and database, developing a plan for our servers and developing our web layout.  Further, we have developed a specific programming language which will provide an extra layer of security.     We have also entered into an agreement with a reputable third-party to provide computer infrastructure and relates services.

We are currently negotiating agreements with potential merchant partners and bloggers. We have contacted approximately 50 potential bloggers in various industries and continue to follow up with these leads. We are also in the process of contacting an additional 25 bloggers in the near future.

These matters are described in the section of the Prospectus entitled BUSINESS and subheadings thereunder as well as in an expanded MD&A section. The fact that resources are limited does not change the fact that the Company has a specific business plan that it is attempting to implement. It also must and has disclosed its risks and limitations to potential investors. However, those risks and limitations do not mean that a business plan does not exist nor that efforts are not underway to implement the plan. The Company, because of the state of its operations and its asset base, which includes an ecommerce market place, is a start-up company and not a shell company.

2.  We note your cautionary language on the prospectus cover page and repeated elsewhere warning investors that if you “only raise a minimum amount under this offering” you will utilize the proceeds but the company may fail. It is unclear whether you believe the company may succeed if your raise more than nominal proceeds ($1,500-$7,500) but less than $30,000. Clarify throughout whether you believe that the company will succeed if you raise less than $30,000. We note your statement in MD&A that if you raise the full $30,000 in this offering you believe you will be able to continue operations until September 2014, but if you raise less you may have to curtail operations.

Response

If we raise $15,000, we believe that we will be able to continue operations through May 2014.  If we raise less than this amount, we may not survive as a business concern.  We have revised the disclosure accordingly.

Prospectus Summary, page 1

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3.  Disclose why the company is becoming a reporting company at this time.

Response

We have revised the Prospectus Summary to provide the requested disclosure and further explanation as to why the Company is becoming a reporting company at this time including the broadening of capital raising efforts, providing liquidity to its shareholders, providing equity for the use in M&A activity and providing meaningful equity incentives for employees, management and independent contractors.

4.  Disclose whether the company, the officers and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Response

The Company, its officers, directors and their affiliates do not intend, once the Company is reporting, to use it as a vehicle for a private company to become a reporting company.  The Company is not a blank check company as it has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

We have made the requested disclosure in the Registration Statement.

Risk Factors, page 4

5.  We note conflicting statements here and on page 28 regarding your decision to either opt out or use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise to clarify your position. Further, please note that if you elect to opt out of the extended transition period, include a statement that the election is irrevocable.

Response

We have revised page 4 of the Registration Statement to reflect that we have elected to not opt out of the extended transition period for complying with the revised accounting standards.

Plan of Distribution; Terms of the Offering, page 13

The Offering, page 13

6.  We note that all monies from rejected subscriptions will be returned “immediately.” Please revise to provide a more definite timeframe (e.g., number of business days).

Response

We have revised the Registration Statement to reflect that all monies from rejected subscriptions will be returned within five (5) business days by us to the subscriber.

Our Advantage, page 15

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7.  Please explain in greater detail how you intend to offer bloggers that generate revenue and smaller online affiliates the ability to earn shares.  Please explain how you will structure these share reward offering programs to be consistent with the federal securities laws relating to offers of securities.

Response

We intend to offer shares to certain bloggers that drive customers to our web site through Section 4(2) under the Securities Act of 1933 (the “Securities Act”) and/or Rule 506 of Regulation D promulgated under the Securities Act.  We may choose to file a registration statement in the future for the sole purpose of providing such service providers with registered shares.

We have revised the Registration Statement accordingly.

Intellectual Property, page 17

8.  We note disclosure on page 8 and here regarding your plans to protect your intellectual property. Please revise to clearly state the status of your current proprietary rights. For example, disclose whether you have taken steps to register or have been granted trademark or service mark protection.

Response

We have made the requested revisions and disclosures to reflect that our proprietary rights and intellectual property rights are currently protected only under the common law and that we intent to protect our trademarks in the future by way of registration with the U.S. Trademark and Patent Office.

Management’s Discussion and Analysis of Plan of Operation, page 19

9.  We note the series of promissory notes between the company and a stockholder that have been the company’s primary source of capital. Disclose the identity of the stockholder and the total amount of cash loaned to the company to date.

Response

We have made the requested disclosures to the section.

Description of Securities, page 29

10.  We note you currently have 39,146,500 shares of common stock outstanding. Please advise or revise your statement that assuming the sale of all 1.2 million shares in the offering, present stockholders will own approximately 80% of your outstanding shares. Your calculation does not appear correct.

Response

We have revised the Description of Securities section to correct the calculation. The existing shareholders will continue to hold approximately 97% of the outstanding shares following the sale of 1.2 million shares.

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***

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Fernando Koatz

Fernando Koatz, CFO, Secretary and Director

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